30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

October 27, 2017

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             Liberty Media Corporation – Registration Statement on Form S-4 and Tender Offer Statement on Schedule TO

Ladies and Gentlemen:

We enclose herewith for filing (i) on behalf of Liberty Media Corporation (“Liberty Media”) under the Securities Act of 1933, as amended, Liberty Media’s Registration Statement on Form S-4 (the “Form S-4”), relating to the registration of shares of Liberty Media’s Series C Liberty Formula One common stock, par value $0.01 per share (“FWONK”), in connection with an offer (the “Exchange Offer”) by Liberty GR Acquisition Company Limited (the “Offeror”), an indirect, wholly owned subsidiary of Liberty Media, to purchase all, but not less than all, of the outstanding 2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019 (the “Exchangeable Notes”) issued by Delta Topco Limited (“Delta Topco”), and (ii) on behalf of the Offeror under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Offeror’s Tender Offer Statement on Schedule TO (the “Schedule TO”), related to the Exchange Offer. Delta Topco is the parent company of the group of companies that exploit commercial rights pertaining to the Formula One World Championship.  The Offeror owns 100% of the fully diluted equity interests in Delta Topco, other than for a nominal number of shares held by certain Formula 1 teams.

The Exchangeable Notes are currently exchangeable, at the option of the holders, for shares of FWONK, a security that is registered under Section 12(b) of the Exchange Act. All of the Exchangeable Notes are held in physical, certificated form, and are registered on the books of Delta Topco. The Exchangeable Notes were issued in denominations of US$ 1.00.

Upon the terms and subject to the conditions of the Exchange Offer, holders of Exchangeable Notes who validly tender and do not properly withdraw their Exchangeable Notes prior to 12:00 midnight, New York City time, at the end of Friday, November 24, 2017 (the “Expiration Date”) will receive (i) a number of FWONK shares equal to the quotient obtained by dividing the principal amount of such Exchangeable Notes by $22.323 and (ii) cash in an amount equal to all interest that would have been paid to such holder for the period commencing on the last interest payment date (July 23, 2017) and ending on the stated maturity date (July 23, 2019) of the Exchangeable Notes, without discounting or compounding. One of the conditions to the Exchange Offer is the receipt by Computershare, acting as exchange agent, of Exchangeable

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Notes representing 100% in outstanding principal amount of the Exchangeable Notes by the end of the Expiration Date. The Form S-4 describes the Exchange Offer, including all of the conditions thereto, in greater detail.

The Exchange Offer will be launched today by the mailing of the preliminary prospectus included in the Form S-4, together with a related letter of transmittal, to all of the holders of the Exchangeable Notes at their respective addresses as they appear in the registry maintained by Delta Topco.  Copies are also being delivered today to each holder at its email address as listed in the same registry.

A registration fee in the amount of $3,230.35 has been paid in connection with the filing of the Form S-4. The registration fee has been credited against the fee payable in connection with the filing of the Schedule TO.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2540, Fax: (212) 259-2540.

Very truly yours,

/s/ Robert W. Murray Jr.

Robert W. Murray Jr.

cc:              Baker Botts L.L.P.

Renee L. Wilm

KPMG LLP

Barry Amman

Liberty Media Corporation

Richard N. Baer